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03012761

VF 3-14-03

_ _ .ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAR 1 1 2003
WASH. D.C. 155 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 051231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE KELLEY GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 UNION STREET
(No. and Street)

NORFOLK	MA	02056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KELLEY 508-528-6255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY,		03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 2 1 2003

OATH OR AFFIRMATION

I, ROBERT KELLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE KELLEY GROUP, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Kelley
Signature

PRESIDENT
Title

Mary P. Kanach
Notary Public Comm exp 3-5-04

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

THE KELLEY GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
The Kelley Group, Inc.
Norfolk, MA

We have audited the accompanying statement of financial condition of The Kelley Group, Inc. (the Company) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Kelley Group, Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 18, 2003

THE KELLEY GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 7,606
Accounts receivable	670
Equipment, at cost, less accumulated depreciation of $9,380	13,198
Total assets	$ 21,474

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 369
Total liabilities	369
Shareholders' equity:	
Common stock, no par value, 10,000 shares authorized, 200 shares issued and outstanding	4,269
Additional Paid-In Capital	16,841
Retained earnings (deficit)	(5)
Total shareholders' equity	21,105
Total liabilities and shareholders' equity	$ 21,474

The accompanying notes are an integral part of these financial statements.

THE KELLEY GROUP, INC.

STATEMENT OF INCOME

AS OF DECEMBER 31, 2002

Revenues:		
Enrollment presentations	$	12,600
Other income		114
Total revenue		12,714
Expenses:		
Enrollment meeting expense	$	13,150
Legal and professional fees		11,789
Other operating expenses		6,202
Total expenses		31,141
Net income (loss)	$	(18,427)

The accompanying notes are an integral part of these financial statements.

THE KELLEY GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2002	$ 4,269	$ -	$ 18,422	$ 22,691
Net income (loss)			(18,427)	(18,427)
Contributions		16,841		16,841
Dividends			-	-
Balance at December 31, 2002	$ 4,269	$ 16,841	$ (5)	$ 21,105

The accompanying notes are an integral part of these financial statements.

THE KELLEY GROUP, INC.

STATEMENT OF CASH FLOWS

AS OF DECEMBER 31, 2002

Cash flows from operating activities:	
Net income (loss)	$ (18,427)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,516
Decrease in accounts receivable	3,241
Decrease in deposits	492
Increase in accounts payable	369
Decrease in due to affiliate	(4,030)
Decrease in dividends payable	(2,000)
Total adjustments	2,588
Net cash used in operating activities	(15,839)
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Assignment of capital lease obligation to affiliate	(12,902)
Contributions by owners	16,841
Net cash provided by financing activities	3,939
Net decrease in cash	(11,900)
Cash at beginning of year	19,506
Cash at end of year	$ 7,606
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ 456

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

THE KELLEY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

Organization

The Company was incorporated in Massachusetts on October 16, 1997. It serves as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company provides the service of enrollment presentations for 401(k) providers.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. Expenditures for maintenance and repairs are charged to expense. Depreciation expense for 2002 was $4,516.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

The Company has elected to be treated as an S Corporation for federal and state income tax purposes. Accordingly, the shareholders are taxed directly on their proportionate share of the Company's taxable income, or receive the benefit of losses.

NOTE 3 – NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $7,237 at December 31, 2002, which exceeded required net capital of $5,000 by $2,237. The ratio of aggregate indebtedness to net capital at December 31, 2002, was 5.1%.

NOTE 4 – RELATED PARTY TRANSACTIONS

The shareholders of The Kelley Group, Inc., are also shareholders of an affiliate company, Retirement Educators, Inc. The Company reimburses Retirement Educators, Inc. for travel expenses and payments to presenters for enrollment meetings. A total of $22,034 was paid for the year ending December 31, 2002. No amount was due to Retirement Educations, Inc. at December 31, 2002.

THE KELLEY GROUP, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2002

THE KELLEY GROUP, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

Total ownership equity from statement of financial condition	$	21,105
Total nonallowable assets from statement of financial condition		13,868
Net capital before haircuts on securities positions		7,237
Haircuts on securities		-
Net capital	$	7,237
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	369
Total aggregate indebtedness	$	369
Percentage of aggregate indebtedness to net capital		5.1%
Computation of basic net capital requirement:		
Minimum net capital required (12.5% of A.I.)	$	25
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	2,237
Excess net capital at 1000%	$	7,200

THE KELLEY GROUP, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (X-17A-5) AT DECEMBER 31, 2002

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/02	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/02
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 26,482	$ (5,377)	$ 21,105
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	18,876	(5,008)	13,868
Haircuts on securities	-	-	-
Total deductions	18,876	(5,008)	13,868
Net capital	$ 7,606	$ (369)	$ 7,237

SCHEDULE II

THE KELLEY GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
The Kelley Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The Kelley Group, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 17, 2003